UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 9)

Under the Securities Exchange Act of 1934

NxStage Medical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67072V103

(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP III LLC
Samuel D. Isaly
601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 7, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 67072V103	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,879,216
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,879,216
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,879,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.73%
14		TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 67072V103	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS OrbiMed Capital GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,852,243
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,852,243
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,852,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.68%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 67072V103	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,879,216
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,879,216
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,879,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.73%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock (the “Shares”) of NxStage Medical, Inc. (the “Issuer”), a Delaware company with its principal executive offices located at 350 Merrimack Street, Lawrence, MA 01843.

Item 2.	Identity and Background.

(a)           This Statement is being filed by OrbiMed Advisors LLC, a limited liability company organized under the laws of Delaware (“Advisors”), OrbiMed Capital GP III LLC, a limited liability company organized under the laws of Delaware (“Capital”), and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c) Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member Capital and general partner of OrbiMed Associates III, LP (“Associates”), a limited partnership that holds Shares, as more particularly described in Item 6 below.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Capital is the general partner of OrbiMed Private Investments III, LP (“OPI III”), a limited partnership that holds Shares, as more particularly described in Item 6 below.  Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Isaly, a natural person, owns a controlling interest in Advisors.

The directors and executive officers of Advisors and Capital are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address (or residence address where indicated);

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e)  During the last five years, neither the Reporting Persons nor any Person named in Schedules I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

Not applicable.

Item 4.	Purpose of Transaction.

This statement relates to the transactions by the Reporting Persons more fully described in Item 5 below.  The Shares initially had been acquired (and those that continue to be held, are held) by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, (e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)  – (b)  As of the date of this filing, Advisors, Capital and Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 2,879,216 Shares.  Based upon information contained in the Form 10-Q filed by the Issuer with the SEC on November 7, 2013, such Shares constituted approximately 4.73% of the Shares that are issued and outstanding.  As a result of the agreements and relationships described in Items 2 above and Item 6 below, Advisors, Capital and Isaly share power to direct the vote and to direct the disposition of the Shares described in this Item 5.

(c)

Entity	Date of Transaction	Transaction	Number of Shares	Price Per Share
OPI III	November 7, 2013	Sold	233,095	$10.28
Associates	November 7, 2013	Sold	2,189	$10.28

(d)       Not applicable.

(e)       On November 7, 2013, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the relationships between the Reporting Persons described in Item 2, Capital is the sole general partner of OPI III pursuant to the terms of the limited partnership agreement of OPI III, and Advisors is the sole managing member of Capital, pursuant to the terms of the limited liability company agreement of Capital.  Advisors is also the sole general partner of Associates, pursuant to the terms of the limited partnership agreement of Associates.  Pursuant to these agreements and relationships, Advisors and Capital have discretionary investment management authority with respect to the assets of OPI III and Associates.  Such authority includes the power to vote and otherwise dispose of securities purchased by OPI III and Associates.  The number of outstanding Shares attributable to OPI III is 2,852,243 Shares and to Associates is 26,973 Shares.  Advisors, pursuant to its authority as the managing member of Capital and the general partner of Associates, may be considered to hold indirectly 2,879,216 Shares and Capital, pursuant to its authority as the general partner of OPI III, may be considered to hold indirectly 2,852,243 Shares.

Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 2013

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital GP III LLC

By:	OrbiMed Advisors LLC, its Managing Member

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Michael B. Sheffery	Member	Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP III LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description	Page No.
A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly	A-1